EXHIBIT 12.1
Digital River, Inc.
Computation of Ratio of Earnings to Fixed Charges
(in thousands, except ratios)

						Three
						months
						ended
	Years ended December 31,					March 31,
	2002	2003	2004	2005	2006	2007
Income (Loss) from operations as reported	$(916)	$16,298	$34,762	$66,713	$67,595	$23,015
Add: Fixed charges	165	235	2,094	3,092	3,240	830
Earnings as defined	(751)	16,533	36,856	69,805	70,835	23,845
Fixed charges	$165	$235	$2,094	$3,092	$3,240	$830
Ratio of earnings to fixed charges (1)	—	70.4	17.6	22.6	21.9	28.7

(1)	The ratio of earnings to fixed charges is computed by dividing income (loss) from operations plus fixed charges by fixed charges. Fixed charges consist of interest expense, amortization of debt issuance costs and that portion of rental payments under operating leases that we believe to be representative of interest. Earnings were insufficient to cover fixed charges in 2002 by an amount equal to the net loss for the period.